UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 31, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

2

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON OCTOBER 24th, 2012

Date, Time and Place: Held on October 24th, 2012, at 08:30 a.m. at the L’Hotel Porto Bay, Alameda Campinas, no. 266, Jardim Paulistano in the City and State of São Paulo.

Call notice: The Board of Directors’ members were duly convened, in accordance with the Company’s by-law.

Attendance: The majority of the sitting members of the Company’s Board of Directors, Messrs: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat. Justified absences of Director Alexandre Silva D´Ambrósio and his respective alternate Eduardo Borges de Andrade Filho.

Presiding:                   José Luciano Duarte Penido — Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: In accordance with the Company’s Bylaws, (i) assign the receipt of the Company’s Financial Statements, relative to the Third Quarter 2012; (ii) approve the creation of an exclusive investment fund linked to the IPCA (Consumer Price Index), in accordance with Finance Committee recommendation; (iii) ratify the fundraising operations executed on September, 2012, in accordance with the Finance Committee’s recommendation; (iv) approve future fundraising operations (NCE and/or ACC/ACE) to be executed from January, 2013; and (vi) authorize the Board of Executive Officers to execute any and all necessary acts to fulfill the terms established herein.

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed by the unanimous vote of the attending Directors:

(i)      Assign the receipt of the Company’s Financial Statements, related to the Third Quarter 2012, which will be disclosed to the market on October 29th, 2012.

(ii)     Approve, in accordance with the Company’s Finance Committee recommendation, the creation of an exclusive investment fund, managed by Caixa Econômica Federal and linked to the IPCA (Consumer Price Index) up to an estimated amount of R$ 200.000.000,00 (two hundred million reais).

(iii)    Ratify the fundraising ACC/ACE operation, in total amount of US$ 105,000,000.00 (one hundred and five million North-American dollars) equivalent to R$ 212,950,500.00 (two hundred and twelve million, nine hundred and fifty thousand and five hundred Reais), performed with Banco do Brasil on September, 2012, as per the Finance Committee recommendation.

Ratify the fundraising NCE operation and its respective swap in the total amount of US$ 85,000,000.00 (eighty five million North-American dollars) equivalent to R$ 172,898,500.00 (one hundred and seventy two million, eight hundred and ninety eight thousand and five hundred Reais) performed with Banco Bradesco during September 2012, in accordance with the Finance Committee recommendation.

(iv)   Also, approve, in accordance with the recommendation of the Company’s Finance Committee, the future fundraising NCE and/or ACC/ACE operations in the amount equivalent to US$ 125,000,000.00 (one hundred and twenty-five million North-American dollars) to be executed from January 2013. This amount refers to the renewal of the ACC operations with Banco Bradesco due on January 2013.

(v)    Authorize the Board of Executive Officers, to sign all and any documents and to execute all and any necessary acts to accomplish the terms established above.

Closure: There being nothing more to address, the meeting was closed to draft these minutes, which were read, found accurate, approved and signed by all present. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João

Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, October 24th, 2012.

We hereby certify that this is a true copy of the minutes of the Ordinary Meeting of the Board of Directors held on October 24th, 2012 recorded at the proper book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary